SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1. Notice on transfer of the Photovoltanic Roofing Business (Wednesday, June 22, 2005)
2. Notice on purchase of shares on market (Friday, June 24, 2005)
3. Notice on the Company’s action for the health hazard of asbestos (Thursday, June 30, 2005)

June 22, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on transfer of the Photovoltanic Roofing Business

Please be advised that Kubota Corporation (hereinafter “the Company”) reached a basic agreement with MSK Corporation (hereinafter “MSK”) to transfer the Photovoltanic Roofing business of the Company (hereinafter “PV business”) to MSK.

1. Reason for the transfer:

Since 1999, the Company started production and sales of photovoltanic roofing system “ECOLONY” for the new houses. Despite the effort of developing business, the market grew much slower than the Company had expected and future prospects of the market are uncertain. After due consideration of current situation, the Company decided to transfer PV business to MSK.

2. Substance of business transfer:

(1) Detail of PV business:	Production and sales of photovoltaic roofing and accessories

(2) Performance in latest fiscal year: (2004/4/1~2005/3/31)	Number of sales: Sales amount:	605 systems (installed) ¥799million

(3) Assets and liabilities to be transferred:	Assets:	Patent property, Property in trademarks, Technical know-how, Production facilities, Other related assets
	Liabilities:	Product warranties for installed customers

3. Profile of MSK:

(1) Trade name:	MSK Corporation
(2) Representative:	Tadao Kasahara, CEO and Representative Director
(3) Headquarters:	17F STEC Joho Building, 1-24-1 West Shinjuku, Shinjuku, Tokyo, Japan
(4) Date of foundation:	July 1, 1967
(5) Principal lines of business:	Development, production and sales of photovoltaic modules and accessories
(6) Capital Stock:	¥262million
(7) Headcount:	350 (including temporary employees)

5. Schedule:

By September 30, 2005	Execution of the contract on the transfer of business
October 1, 2005	Execution of transfer of business to MSK (projected)

6. Financial outlook:

The Company forecasts the impacts on financial results of the Company from this transaction will not be material.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

June 24, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of shares on market

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on June 24, 2005 that the Company would execute purchase of its shares on market, pursuant to Article 211-3, Paragraph 1, item 2 of the Commercial Code.

1. Purpose for the purchase of shares

To enable the Company to have flexibility on shareholders’ equity

2. Details of purchase of shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10.0 million shares
(0.7 % of total number of shares issued)

3) Amount of shares to be purchased:	Not exceeding ¥6.5 billion

4) Term of validity:	From June 27, 2005 to September 15, 2005

(REFERENCE)

At theBoard of Directors’ Meeting held on May 13, 2005, the Company resolved to retire shares of common stock of the Company at June 30, 2005.

1) Number of shares to be retired: 39,000,000 shares

2) Total number of shares issued after the retirement: 1,301,808,978 shares

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

June 30, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the Company’s action for the health hazard of asbestos

The effective medical treatment of asbestos-related disease is not yet surely established in Japan. The causal relationship between asbestos-exposure and asbestos-related disease, such as mesothelioma, is still unclear in many respects and there is no social welfare systems designed for asbestos-related disease excepting workers compensation system for the injuries at workplaces.

However, the Company which previously manufactured asbestos-containing products for a long time, has decided to take the following actions from the view point of CSR (Corporate Social Responsibility) :

1. The Company’s action for the residents who live near Kanzaki Plant

In April 2005, the Company was first advised that people living near the Company’s plant once called “Kanzaki Plant” suffered from mesothelioma by a member of Amagasaki City Council. On notice of that fact, the Company held discussions with patients and their private support group, being mindful of what the Company could and should do for them as a manufacturer which once made asbestos-containing products. Consequently, the Company decided to pay consolation payments with the following policies and procedures in mind:

(1)	Discussion and review process with patients and their private support groups before reaching decision

•	In April 26, 2005, the Company held a meeting with patients and their private support groups and exchanged and shared information with each other on patients’ conditions and feelings on one hand, the measures taken by the Company for the various asbestos issues on the other hand, and so on.

•	After that meeting, the Company had made repeated reviews about the matter, including the consultations with outside advisers. And the Company finally decided to pay the consolation payments.

(2)	Policy behind the consolation payments

•	There were pros and cons in the review discussion for the consolation payments. The Company feared, the wrong message that the Company thought all the problems could solve with money, would be sent.

•	However, the Company decided to do quick responses because three patients have suffered from the disease. Actually, they have expensed lots of medical expenses.

•	If the Company ever hears from the patient under the same situation near Kanzaki Plant, the Company intends to act seriously and faithfully for them, too.

•	The Company is also considering the payment of condolence money for residents near Kanzaki Plant who, the Company was advised, died of mesothelioma.

•	The Company will react seriously and faithfully if the Company ever learns about the health hazard of asbestos that occurred near the other plants of the Company.

2. The future actions by the Company

In addition to the consolation payments, the Company considers to implement comprehensive actions in order that the Company can help to resolve the problem of the health hazard of asbestos as a manufacturer that produced asbestos-containing products before.

(Appendix)

1.	List of the Company’s factories where asbestos was handled

Factories (location)	Products that contained asbestos	Period for handling	Type of asbestos
Former “Kanzaki” (Amagasaki) (Current “Hanshin Office”)	Asbestos-pipes, Building materials (roofing and siding materials)	1954-1975 1971-1995	Crocidolite, Chrysotile Chrysotile

Nagasu (Amagasaki)	Processing of asbestos-pipe joints, Processing of building materials	1964-1970 1971-1989	Crocidolite, Chrysotile Chrysotile

Odawara (Odawara)	Roofing materials	1960-2001	Chrysotile

Shiga (Konan)	Roofing materials	1972-2001	Chrysotile

Ohama (Sakai)	Processing of building materials	1988-1995	Chrysotile

Kashima (Kashima)	Siding materials	1980-1992	Chrysotile

2.	Current statistics about number of the former and current employees who died of, or are suffering from asbestos-related diseases

Death toll (from 1978 to 2004)	75	(including 42, who died of mesothelioma)
Current patients	18	(including 4, who are suffering from mesothelioma)

(*)	Note : It is strongly said that mesothelioma is caused form inhaling asbestos.

3.	Compensation plans for the current or retired employees

 The compensation system of the Company

In April 1990	established the “Management standard for patients and deceased from asbestos-related diseases (for current employees)
In June 1992	established the “Management standard for patients and deceased from asbestos-related diseases (for retired employees)

Item	Outline
Voluntary payment not required by law	Additional payment to workers compensation

Medical expenses	Compensation to the family for nursing care Provision of the bed charge exceeding the insurance payment

Special health checkups for the retired employees	Implementation of checkups for pneumoconiosis and diseases related to asbestos

Other	Funeral cost Condolence money for the funeral

‚ Assignment of full-time employee in charge of asbestos issues

From August 1992:	one
From April 2001:	two

Job Description	1) Proceed of special measures for patients or deceased from asbestos related diseases
2) Assistance in the application for the Workers Compensations
3) Various advices for patients from asbestos related diseases

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: July 1, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department